Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876

      FOR THE EXCLUSIVE USE OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

                                 January 3, 2007

VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005

Attention:  Barbara C. Jacobs, Assistant Director

                Re: Magnitude Information Systems, Inc.
                Rule 429 Combined Registration Statements in Single Prospectus Filed November 27, 2006:
                Pre-Effective Amendment No. 1, Commission File No. 333-138961 Post-Effective Amendment No. 4 (Commission No. 333-123996) Post-Effective Amendment No. 5 (Commission No. 333-118522) Post-Effective Amendment No. 7 (Commission No. 333-112595) Post-Effective Amendment No. 10 (Commission No. 333-73992) to Forms SB-2 Registration Statements


Dear Assistant Director Jacobs:

     We are filing via EDGAR today our Rule 429 amendment to our combined, above identified registration statement (the "Amendment ") on behalf of Magnitude Information Systems, Inc. (the "Company").The Amendment contains revisions responsive to the comments set forth in the Staff's letter to the Company, dated December 19, 2006. For the convenience of the Staff's review, we are mailing three (3) paper copies of the Amendment, marked to show all modifications to our registration statement filed on November 27, 2006, together with copies of the Staff's December 19, 2006 comment letter, containing 17 comments. We are also filing via EDGAR today Amendment No. 1 to our Form 10-QSB for the quarter ended September 30, 2006, reconciling our August, 2006 private placement pursuant to Staff Comment No. 10, discussed below. Please note the Company's following responses keyed to the Staff's comments in its December 19, 2006 letter:

Registration Statement on Form SB-2
-----------------------------------

Facing Page
-----------

1. Your registration fee table indicates that you are registering 143,774,266 shares of common stock. We note that you are combining outstanding registration statements into one prospectus pursuant to Rule 429 under the Securities Act. The number of shares in your fee table appears to be an aggregate of shares in this registration statement and your outstanding registration statements. Please revise your fee table to only register the shares you intend to register with this newly filed registration statement. Please also indicate the number of securities being brought forward by Rule 429.

Please be advised that since our original registration statement filing on November 27, 2006, we executed a second settlement agreement with our former CEO and President, Steve Rudnik on December 13, 2006. Please be further advised that on January 2, 2007, the Company negotiated a settlement of the lawsuit brought by a former employee, Steven W. Jagels, The material terms of the Rudnik settlement agreements as well as the Jagels' settlement agreement have been disclosed in Transactional Note No. 26 in the "Selling Shareholders" section of the prospectus as required by Item 507 of Regulation S-B and in the "Certain Relationships and Related Transactions" section pursuant to Item 404. We agreed to issue to Mr. Rudnik an additional 1,255,502 common shares, 4,708,333 common shares underlying reissued and new warrants and 2,903,542 common shares underlying reissued stock options in this second settlement agreement and undertook to include them in our registration statement. We agreed to issue 3,000,000 common shares to Steven W. Jagels on January 7, 2007, and, among other things, to include them in the Amendment. Accordingly, we have increased the amount of shares we are registering under the Securities Act in the Amendment by an aggregate 11,867,377 common shares, within the 20% volume and aggregate maximum offering price limitations of Rule 430A. We have also restructured the "Calculation of Registration Fee" table to identify:

(a) 88,808,334 as the number of shares we are registering for the first time (Commission File No. 333-138961);

(b) 54,174,265 as the number of shares we are bringing forward pursuant to Rule 429, and;

(c) the additional 11,867,377 shares we are adding to our newly registered shares on behalf of Messrs. Rudnik and Jagels.

Prospectus Cover Page
---------------------

2. Please confirm that the shares of outstanding registration statements being included in this prospectus pursuant to Rule 429 under the Securities Act reflect the current number of shares available for resale by your selling stockholders. Please note that if any selling stockholder has previously sold pursuant to your outstanding offerings, your prospectus should be updated to reflect the current status of shares being offered. Please further note that disclosure should also be updated to reflect the issuance of any shares previously underlying notes, options or warrants.

Please be advised that we have undertaken a further review and survey of the amount of shares available for resale by our selling shareholders. As a result of this further review, we have identified 3,791,667 shares previously sold by selling shareholders and have deducted this amount from the aggregate amount of common shares in the Amendment and brought forward by Rule 429. Please be further advised that our review has confirmed that the shares being brought forward by Rule 429, accurately reflect any and all prior issuances of shares underlying notes, options and warrants.

3. We note your reference to various outstanding registration statements and their file numbers. Please revise your cover page to provide only the information required by Item 501(a) of Regulation S-B pursuant to our plain English requirements set forth in Rule 421(d) under the Securities Act.

We have revised our cover page to provide only the information required by Item 501(a) of Regulation S-B pursuant to the plain English requirements set forth in Rule 421(d) under the Securities Act.

Forward Looking Statements, page 10
-----------------------------------

4. We note that you may be characterized as a penny stock issuer. As such, it is not appropriate for you to rely on the safe harbor afforded by the Private Securities Litigation Reform Act. Please see Section 27A(b)(1)(C) of the Securities Act. Please either eliminate the references to the legislation or expressly indicate that the safe harbor is not available to you.

Please be advised that we have revised this disclosure and have deleted all references to the legislation.

Where You Can Find More Information, page 10
--------------------------------------------

5. Please update our contact information.

Please be advised that we have revised this disclosure and updated the contact information.

Selling Shareholders, page 13
-----------------------------

6. We note your disclosure on page 17 that Kellogg Capital Group is a registered broker-dealer. Please identify Kellogg Capital Group as an underwriter in you disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services and the manner in which the compensation for the services was computed, as applicable.

Please be advised that as a result of our further review, undertaken pursuant to Staff Comment 2 above, the shares owned by the Kellogg Capital Group have been previously sold and this entity, together with several other selling shareholders who have previously sold their shares, have been removed from the Amendment.

7. With respect to the selling stockholders you identify for whom you are newly registering shares for resale pursuant to this registration statement, please disclose whether any such selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Pursuant to our review of all selling shareholders for whom we are registering shares for the first time, please be advised that none are affiliates of NASD registered broker-dealers.

8. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation I-60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Please be advised that we have revised our disclosures in the Amendment to include the identities of the following persons who exercise voting and investment control over our securities owned of record by the following entities listed as a selling shareholder in the Amendment:

      James Titus has voting and investment control over the shares owned of record by Demar Investments LLC; Myron Gay has voting and investment control over the shares owned of record by Magnum Development of Venice Inc.; Mr. Victor Cilli has voting and investment control over the Company shares owned of record by United Charities of America.

9. With respect to your disclosure regarding the shares you are registering with this registration statement, we note references to warrants, subscription agreements and settlement agreements. The filing of such agreements with your registration statement appear necessary pursuant to Item 601(b)(10) of Regulation S-B. Please file or advise us otherwise. Please further confirm that all material terms of such agreements have been discussed in your disclosure.

Please be advised that the forms of Subscription Agreements and the Common Stock Purchase Warrants utilized by the Company in connection with its Rule 506 and Regulation S private placements undertaken during fiscal years 2004 and 2005 are identified in the Amendment exhibit list as exhibits 4.23 (Form of Warrant) and
4.30 (Form of Subscription Agreement), respectively. Please be further advised that we have added the following agreements and Form of Warrant to the exhibit list in the Amendment:

         10.21    Form of Company  Warrant to be issued in  connection  with the
                  Stock   Purchase   Agreements,   Exhibits   10.19  and  10.20,
                  respectively.

         10.22 Settlement Agreement, dated August 8, 2006, between the Company and Steven D. Rudnik.

         10.23 Settlement Agreement, dated December 13, 2006, between the Company and Steven D. Rudnik.

         10.24 Settlement Agreement, dated as of January 2, 2007, between the Company and Steven W. Jagels.

Please note that we have indicated by footnote in the Amendment, the Company's intention to file the Jagels' settlement agreement, exhibit 10.24, by further amendment.

10. Please reconcile your disclosure here regarding your August 2006 private placement for 30,000,000 shares with your disclosure in Item 2(a) of your Form 10-QSB for the quarter ended September 30, 2006 of a private placement for 5,000,000 shares. Please further elaborate on the warrants that your investors are entitled to and the conditions with respect to the issuance of such warrants.

Please be advised that we have amended the Item 2(a) disclosure in our Amendment No.1 to our Form 10-QSB for the quarter ended September 30, 2006, also filed via EDGAR today, to include the material terms of the $250,000 investments made in August, 2006 by each of 33 Group LLC and Azzurri Group, LLC and are filing this amendment via Edgar today. In addition, we have revised our disclosure in Transactional Note 24 to elaborate on the warrants that our investors are entitiled to as well as the conditions governing the issuance of these warrants.

11. We note your disclosure in Note 15 to the financial statements set forth in your Form 10-QSB for the quarter ended September 30, 2006 regarding your settlement with Mr. Steven Rudnick. Such disclosure appears necessary in your registration statement pursuant to Items 404 and 507 of Regulation S-B. Please revise.

Please be advised that we have revised our disclosures in the Amendment and have included the material terms of our two settlement agreements with Mr. Rudnik and our January 2, 2007 settlement with our former employee, Steven W. Jagels, in
the   "Certain   Relationships   and  Related   Transactions"   section  and  in
Transactional Note No. 26 in the "Selling Shareholders" section of our prospectus.

Item 26. Recent Sales of Unregistered Securities
------------------------------------------------

12. Please disclose the factual basis for your reliance on Section 4(2) of or exemptions under the Securities Act with respect to each disclosed transaction. Please disclose the exemption relied upon, if applicable, and discuss whether investors were accredited or sophisticated with access to information. Please also disclose the amount of the amount of consideration received for the securities pursuant to Item 701 of Regulation S-B.

Please be advised that we have revised our disclosures in this section of this registration statement to disclose the exemptions relied upon, to disclose that all investors were accredited investors and to disclose the amount of consideration received for the securities issued pursuant to Item 701 of Regulation S-B.

Item 27. Exhibits
-----------------

13. We note your list of various legal opinions with reference to different registration statements. You, however, have filed only one legal opinion that relates to the shares being offered in your prospectus. Please revise your exhibit list accordingly.

Please be advised that we have revised our exhibit list to delete the extraneous exhibits.

14. With reference to the legal opinion, counsel opines on all the shares that are being offered in your prospectus as validly issued, fully paid and nonassessable. We note, however, that certain shares being offered in your prospectus remain subject to issuance upon exercise of outstanding warrants, for example. Please revise as appropriate.

Please be advised that counsel has revised the legal opinion accordingly.

Item 28. Undertakings
---------------------

15. Please note that Item 512 of Regulation S-B has recently been amended. Please review and include all necessary undertakings pursuant to Item 512.

Please be advised that the undertakings have been revised in accordance with the recent amendments.

Form 10-QSB for the quarter ended March 31, 2006
------------------------------------------------

Item 3. Controls and Procedures
-------------------------------

16. We note your reference to Rule 13a-14(C) under the Exchange Act here and in your subsequently filed Forms 10-QSB with respect to the definition of disclosure controls and procedures. Please confirm that such references are in fact intended to be to Rule 13a-15(e) under the Exchange Act. Please confirm that you will note this comment with respect to future filings.

Please be advised that the subject references in our Forms 10-QSB with respect to the definition of disclosures and procedures are in fact intended to be to Rule 13a-15(e) under the Exchange Act. Please be further advised that Company management will apply this distinction to its future filings.

17. Your disclosure with respect to changes in your internal control over financial reporting does not appear to conform to the requirements set forth in
Item 308(C) of Regulation S-B. Your disclosure only references "significant changes" and does not address whether changes had or had not occurred during your quarter ended March 31, 2006. We note similar disclosure in you Forms 10-QSB for the quarters ended June 30, 2006 and September 30, 2006. Accordingly, with respect to each quarter please advise us whether there were "any change[s] in your internal control over financial reporting...that occurred during [your] last fiscal quarter...that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting." Please confirm that you will note this comment with respect to future filings.

Please be advised that upon further review of Item 308(c) of Regulation S-B, Company management hereby confirms that with respect to each of the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, respectively, there were no changes in the Company's internal control over financial reporting during each of these quarters that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. This shall serve to confirm that this disclosure will be included in all future Company filings.

We would be pleased to furnish the Staff with any additional materials or documents necessary to complete its limited review of our Amendment upon request.

                                                  Very truly yours,


                                                  Joseph J. Tomasek, Esq.



cc:  Daniel Lee, Esq., Staff, Securities and Exchange Commission
     Board of Directors, Magnitude Information Systems, Inc.